UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
ENERPULSE TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
29278A101
(CUSIP Number)
Liore Alroy
Passaic River Capital, LLC
88 Crescent Avenue
Passaic, New Jersey 07055
(973) 580-5865

With a copy to:

Aurora Cassirer, Esq.
Joseph Walsh, Esq.
Troutman Sanders LLP
875 Third Ave.
New York, New York 10022
(212) 704-6000
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)
January 26, 2017
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Passaic River Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,367,567 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,367,567 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,367,567 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS OO
(1) Consists of (i) 15,000,000 shares of Common Stock issuable upon conversion of a senior secured convertible note in the aggregate original principal amount of $150,000 issued to Passaic River Capital, LLC, (ii) 7,500,000 shares of Common Stock issuable upon conversion of a senior secured convertible note in the aggregate original principal amount of $37,500 issued to Passaic River Capital, LLC, and (iii) 8,867,567 shares of Common Stock held by Passaic River Capital, LLC.
(2) Based on 33,046,364 shares of Common Stock outstanding as of September 5, 2016.

1	NAMES OF REPORTING PERSONS Liore Alroy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,367,567 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,367,567 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,367,567 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS IN
(1) Consists of (i) 15,000,000 shares of Common Stock issuable upon conversion of a senior secured convertible note in the aggregate original principal amount of $150,000 issued to Passaic River Capital, LLC, (ii) 7,500,000 shares of Common Stock issuable upon conversion of a senior secured convertible note in the aggregate original principal amount of $37,500 issued to Passaic River Capital, LLC, and (iii) 8,867,567 shares of Common Stock held by Passaic River Capital, LLC.  Liore Alroy, as managing member of Passaic River Capital, LLC, has investment and voting power with respect to the Common Stock held by Passaic River Capital, LLC.  Therefore, Liore Alroy may be deemed to beneficially own the shares of Common Stock beneficially owned by Passaic River Capital, LLC.
(2) Based on 33,046,364 shares of Common Stock outstanding as of September 5, 2016(1) Consists of (i) 15,000,000 shares of Common Stock issuable upon conversion of a senior secured convertible note in the aggregate original principal amount of $150,000 issued to Passaic River Capital, LLC, and (ii) 8,867,567 shares of Common Stock held by Passaic River Capital, LLC.

ITEM 1.                          SECURITY AND ISSUER
This filing is Amendment No. 1 to the Statement on Schedule 13D (this "Amendment No. 1") filed on behalf of Passaic River Capital, LLC, a New Jersey limited liability company ("Passaic") with respect to shares common stock, par value $0.001 per share (the "Common Stock"), of Enerpulse Technologies, Inc., a Nevada corporation (the "Issuer").  The address of the Issuer's principal executive offices is 2451 Alamo Ave. SE, Albuquerque, New Mexico 87106.
ITEM 3.                          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended by the addition of the following:
"On January 26, 2017, the Issuer entered into a securities purchase agreement (the "Purchase Agreement") with Passaic River Capital LLC ("Passaic").  Pursuant to the terms of the Purchase Agreement, the Issuer issued and sold to Passaic a senior secured convertible note in the aggregate original principal amount of $37,500 (the "2017 Note").  Passaic used working capital to purchase the 2017 Note.
Unless earlier converted or redeemed, the 2017 Note will mature on January 25, 2020 ("Maturity Date"), subject to the right of Passaic to extend the date under certain circumstances.  The 2017 Note bears interest at a rate of 12% per annum, subject to increase to 18% per annum upon the occurrence and continuance of an event of default.  Interest on the 2017 Note is payable in arrears on the Maturity Date in shares of Common Stock or cash, at the Issuer's option.
All amounts due under the 2017 Note are convertible at any time, in whole or in part, at the option of Passaic into shares of Common Stock at a fixed, initial conversion price of $0.005 per share (the "Conversion Price"), which is subject to adjustment for stock splits, stock dividends, combinations or similar events.  If and whenever after the closing the Issuer issues or sells, or is deemed to have issued or sold, any shares of Common Stock for a consideration per share (the "New Issuance Price") less than a price equal to the Conversion Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then, immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the New Issuance Price.
Subject to the Issuer fulfilling certain conditions, the Issuer may require the mandatory conversion of all or any principal portion of the 2017 Note (accompanied by a cash payment to Passaic of an amount equal to all accrued and unpaid interest and all interest that would have accrued on such principal through the Maturity Date) if the closing price of the Common Stock for any 20 trading days during any 30 consecutive trading day period equals or exceeds $0.03, as adjusted for stock splits, stock dividends, combinations or similar events.
In connection with the Purchase Agreement, the Issuer entered into the Registration Rights Agreement with Passaic pursuant to which the Issuer agreed to file a registration statement with the U.S. Securities and Exchange Commission to register 125% of the shares of Common Stock issuable upon conversion of the 2017 Note.
The obligations of the Issuer under the 2017 Note are secured by all of the assets of the Issuer and its subsidiary (the "Collateral") pursuant to the terms of the Security Agreement which confers on Passaic a first-priority security interest in the Collateral, subject to permitted liens which may have priority over such security interest.
The foregoing summaries of the Purchase Agreement, the 2017 Note, the Registration Rights Agreement, and the Security Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the Purchase Agreement, the 2017 Note, the Registration Rights Agreement, and the Security Agreement attached hereto as Exhibit 7, Exhibit 8, Exhibit 9, Exhibit 10, respectively."
ITEM 4.                          PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
"The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.
So long as the holders of the Preferred Stock beneficially own three percent (3%) or more of the Common Stock (on a fully diluted as converted basis), at each annual meeting of the stockholders of the Issuer, or at each special meeting of stockholders of the Issuer involving the election of directors of the Issuer, and at any other time at which stockholders of the Issuer will have the right to or will vote for or render consent in writing regarding the election of directors of the Issuer, the holders of the Preferred Stock shall have the right to designate one third (1/3) of the total number of directors to be elected and such annual meeting, such special meeting or such other time at which stockholders of the Issuer will have the right to or will vote for or render consent in writing regarding the election of directors of the Issuer.

From the date the  2017 Note is converted into shares of Common Stock until January 26, 2020, Passaic has the option, in its sole and absolute discretion, to purchase 10 shares of a new series of preferred stock of the Issuer for a purchase price of $10.00, which new series of preferred stock will have substantially similar rights, powers, and preferences as the shares of series A preferred stock, par value $0.001 per share, which were issued to Passaic on July 27, 2016; provided that the new series of preferred stock will provide that Passaic will have right to appoint a majority of the members Board of Directors of the Issuer.
The Reporting Persons acquired the 2017 Note, Note, Shares and Preferred Stock because they believed them to be an attractive investment.  The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their Shares and the nomination of directors as described above.  The Reporting Persons will have meetings or conversations with the Issuer and its management, members of the Issuer's Board, other shareholders and other persons, including potential strategic partners and others in the Issuer's industry, to discuss matters related to the Issuer, including transactions the Issuer could consider that may enhance or maximize shareholder value.  From time to time, the Reporting Persons intend to review the performance of their investments and consider or explore a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock; the financial condition, results of operations, and prospects of the Issuer; general economic, financial market, and industry conditions; and the investment objectives of the Reporting Persons. Except as set forth above, the Reporting Persons have no present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D."
ITEM 5.                          INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
"The responses to Items 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.
(a)-(b)              The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 31,367,567.  Of these, (i) 15,000,000 shares of Common Stock issuable upon conversion of a senior secured convertible note in the aggregate original principal amount of $150,000 issued to Passaic, (ii) 7,500,000 shares of Common Stock issuable upon conversion of a senior secured convertible note in the aggregate original principal amount of $37,500 issued to Passaic, and (iii) 8,867,567 shares of Common Stock held by Passaic.
Liore Alroy, as managing member of Passaic, has investment and voting power with respect to the Common Stock held by Passaic.  Therefore, Mr. Alroy may be deemed to beneficially own the shares of Common Stock beneficially owned by Passaic.
(c)              Except as set forth in Item 3 and 4 above and incorporated herein by reference, there have been no transactions with respect to the shares of Common Stock during the sixty (60) days prior to the date hereof by any of the Reporting Persons.
(d)              Other than the members of Passaic who are entitled to receive distributions from or the proceeds of sales of the shares of Common Stock held for their respective membership interests, in accordance with their interests therein, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Common Stock beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves."
    (e)              Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows
"Exhibit 1 – Joint Filing Agreement dated February 14, 2017, by and between the Reporting Persons.
Exhibit 2 – Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Enerpulse Technologies, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2016).
Exhibit 3 – Form of Senior Secured Convertible Note in the aggregate original principal amount of $150,000 issued to Passaic (incorporated by reference to Exhibit 4.3 to Enerpulse Technologies, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2016).
Exhibit 4 – Form of Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 10.5 to Enerpulse Technologies, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2016).
Exhibit 5 – Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to Enerpulse Technologies, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2016).
Exhibit 6 – Form of Security Agreement (incorporated by reference to Exhibit 10.6 to Enerpulse Technologies, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2016).
Exhibit 7 – Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Enerpulse Technologies, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 2, 2017).
Exhibit 8 – Form of Senior Secured Convertible Note in the aggregate original principal amount of $37,500 issued to Passaic (incorporated by reference to Exhibit 4.3 to Enerpulse Technologies, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 2, 2017).
Exhibit 9 – Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to Enerpulse Technologies, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 2, 2017).
Exhibit 10 – Form of Security Agreement (incorporated by reference to Exhibit 10.6 to Enerpulse Technologies, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 2, 2017)."

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2017
PASSAIC RIVER CAPITAL, LLC

By:	/s/ Liore Alroy

Name: Liore Alroy
Title: Managing Member

LIORE ALROY

/s/ Liore Alroy
Liore Alroy

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Enerpulse Technologies, Inc. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14 day of February, 2017.

PASSAIC RIVER CAPITAL, LLC

By:	/s/ Liore Alroy

Name: Liore Alroy
Title: Managing Member

LIORE ALROY

/s/ Liore Alroy
Liore Alroy